March 5, 2020

Matthew K. Szot
Chief Financial Officer
S&W Seed Company
2101 Ken Pratt Blvd., Suite 201
Longmont, Colorado 80501

       Re: S&W Seed Company
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed September 18, 2019
           File No. 001-34719

Dear Mr. Szot:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences